This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Preliminary Pricing Supplement - Subject to Completion	Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated November 4, 2016, Series A	Registration Statement No. 333-213265

Prospectus Supplement dated November 4, 2016 and

Product Supplement EQUITY-1 dated January 24, 2017)

Dated September 20, 2018

BofA Finance LLC

Notes Linked to the S&P 500® Daily Risk Control 10% USD Excess Return Index, due September 28, 2023

Fully and Unconditionally Guaranteed by Bank of America Corporation

•	The CUSIP number for the notes is 09709TJS1.
•	The notes are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), which are fully and unconditionally guaranteed by the Guarantor. Any payment due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of BAC, as guarantor of the notes.
•	The notes are expected to price on September 25, 2018 (the “pricing date”).
•	The notes are expected to mature on September 28, 2023. The notes will not pay interest.
•	At maturity, the amount you will be entitled to receive per $1,000 in principal amount of the notes (the “Redemption Amount”) will depend on the performance of the S&P 500® Daily Risk Control 10% USD Excess Return Index (the “SPXT10UE” or the “underlying”). The Redemption Amount will be determined as follows:
a)	If the Ending Value of the Underlying is greater than the Starting Value, the notes provide a 1.2-to-1 levered return. The Redemption Amount per note will be the principal amount plus a return of 1.2% for each 1% that the Ending Value of the Underlying is greater than its Starting Value.
b)	If the Ending Value of the Underlying is less than or equal to the Starting Value, the Redemption Amount per note will be the principal amount.
•	The notes will not be listed on any securities exchange.
•	The notes will be issued in denominations of $1,000 and whole multiples of $1,000.
•	The initial estimated value of the notes will be less than the public offering price. The initial estimated value of the notes as of the pricing date is expected to be between $925 and $940 per $1,000 in principal amount. See “Summary” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-6 of this pricing supplement and “Structuring the Notes” on page PS-19 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
•	The notes and the related guarantee:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price	$1,000.00	$
Underwriting Discount	$45.00	$
Proceeds (before expenses) to BofA Finance	$955.00	$

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-6 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about September 28, 2018 against payment in immediately available funds.

BofA Merrill Lynch

Selling Agent

TABLE OF CONTENTS

Page

SUMMARY	pS-3
RISK FACTORS	pS-6
DESCRIPTION OF THE NOTES	pS-11
THE UNDERLYING	pS-12
SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF MLPF&S AND CONFLICTS OF INTEREST	pS-18
STRUCTURING THE NOTES	pS-19
U.S. FEDERAL INCOME TAX SUMMARY	pS-20

SUMMARY

The Notes Linked to the S&P 500® Daily Risk Control 10% USD Excess Return Index, due September 28, 2023 (the “notes”) are our senior debt securities. Any payment on the notes is fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured senior debt, and the related guarantee will rank equally with all of BAC’s other unsecured and unsubordinated debt. Any payment due on the notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor. The notes will mature on September 28, 2023.

If the Ending Value of the Underlying is greater than the Starting Value, the notes provide you a 1.2-to-1 levered return. In such case, the Redemption Amount per note will be the principal amount plus a return of 1.2% for each 1% that the Ending Value of the Underlying is greater than its Starting Value. If the Ending Value is less than or equal to the Starting Value, you will receive the principal amount.

Any payment on the notes depends on the credit risk of BofA Finance and BAC and on the performance of the Underlying. The economic terms of the notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes as of the pricing date.

On the cover page of this preliminary pricing supplement, we have provided the initial estimated value range for the notes. The final pricing supplement will set forth the initial estimated value of the notes as of the pricing date. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-6 and “Structuring the Notes” on page PS-19.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC” or the “Guarantor”)
Term:	Approximately sixty months
Pricing Date:	September 25, 2018
Issue Date:	September 28, 2018
Calculation Day:	September 25, 2023, subject to postponement as set forth in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” of the accompanying product supplement.
Maturity Date:	September 28, 2023
Underlying:	The S&P 500® Daily Risk Control 10% USD Excess Return Index (Bloomberg ticker: “SPXT10UE”), a volatility controlled excess return index. This means that the SPXT10UE is designed to measure the return on a hypothetical investment in its underlying index, the S&P 500® Total Return Index, that is made with borrowed funds, subject to a risk control strategy that seeks to maintain a 10% volatility level by dynamically adjusting exposure to the S&P 500® Total Return Index on a daily basis. The S&P 500® Total Return Index is a total return-based calculation of the S&P 500® Index. Due to the interrelated nature of these indices, the return on your notes may be impacted by factors affecting the SPXT10UE, the S&P 500® Total Return Index and the S&P 500® Index. For more information please see “The Underlying” below.
Upside Participation Rate:	120%
Starting Value:	The closing level of the Underlying on the Pricing Date, as determined by the calculation agent.

Ending Value:	The closing level of the Underlying on the Calculation Day, as determined by the calculation agent.
Redemption Amount:

At maturity, you will receive the Redemption Amount per $1,000 principal amount of notes, denominated in U.S. dollars, calculated as follows:

•      If the Ending Value is greater than the Starting Value, the Redemption Amount will equal:

•      If the Ending Value is less than or equal to the Starting Value: $1,000

Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), an affiliate of BofA Finance.
Selling Agent:	MLPF&S

The pricing date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

You should read carefully this entire pricing supplement and the accompanying product supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the product supplement, prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of us, the Guarantor or MLPF&S is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement and the accompanying product supplement, prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

The accompanying documents referenced above may be accessed at the following links:

•	Product supplement EQUITY-1 dated January 24, 2017:

https://www.sec.gov/Archives/edgar/data/70858/000119312517016445/d331325d424b5.htm

•	Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016:

https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm

Hypothetical Payments on the Notes

The following table is for purposes of illustration only. It is based on hypothetical values and shows hypothetical returns on the notes. It illustrates the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, the Upside Participation Rate of 120%, and a range of hypothetical Ending Values of the Underlying. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, the actual Ending Value, and whether you hold the notes to maturity. The numbers appearing in the table below have been rounded for ease of analysis, and do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Underlying, see “The Underlying” section below. The Underlying is a price return index and as such the Ending Value will not include any income generated by dividends paid on the securities included in the Underlying, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer and Guarantor credit risk.

Ending Value of the Underlying	Percentage Change of the Underlying	Redemption Amount per Note	Total Rate of Return on the Notes
0.00	-100.00%	$1,000.00	0.00%
30.00	-70.00%	$1,000.00	0.00%
40.00	-60.00%	$1,000.00	0.00%
50.00	-50.00%	$1,000.00	0.00%
60.00	-40.00%	$1,000.00	0.00%
70.00	-30.00%	$1,000.00	0.00%
80.00	-20.00%	$1,000.00	0.00%
85.00	-15.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
100.00(1)	0.00%	$1,000.00(2)	0.00%
110.00	10.00%	$1,120.00	12.00%
150.00	50.00%	$1,600.00	60.00%
170.00	70.00%	$1,840.00	84.00%
200.00	100.00%	$2,200.00	120.00%
(1)	The hypothetical Starting Value of 100 used in the table above has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Underlying.
(2)	Subject to our credit risk, the minimum Redemption Amount for the notes is equal to the principal amount.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

You may not earn a return on your investment. The payment you will receive at maturity will depend on whether the level of the Underlying increases from the Starting Value to the Ending Value. If the level of the Underlying decreases from the Starting Value to the Ending Value (or if the level of the Underlying is unchanged), you will not receive any positive return on the notes and you will only receive the principal amount.

The notes do not bear interest. Unlike a conventional debt security, no interest payments will be paid over the term of the notes, regardless of the extent to which the Ending Value of the Underlying exceeds the Starting Value. Payments on the notes will be limited only to the payment of the Redemption Amount at maturity.

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

Any payment on the notes is subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. Any payment on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of the Redemption Amount at maturity will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the maturity date, regardless of the Ending Value of the Underlying as compared to the Starting Value. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be on the maturity date. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the level of the Underlying, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, will have limited assets and operations. We are a finance subsidiary of Bank of America Corporation and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor. As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from the Guarantor and/or its other subsidiaries. Therefore, our ability to make payments on the notes may be limited. In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by the Guarantor, and that guarantee will rank equally with all other unsecured senior obligations of the Guarantor.

The public offering price you pay for the notes will exceed their initial estimated value. The range of initial estimated values of the notes that is provided in this preliminary pricing supplement, and the initial estimated value as of the pricing date that will be provided in the final pricing supplement, are each an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, MLPF&S or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the pricing date will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of the Underlying, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in "Structuring the Notes" below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the level of the Underlying. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but none of us, the Guarantor or MLPF&S is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The Redemption Amount will not reflect changes in the level of the Underlying other than on the calculation day. Changes in the level of the Underlying during the term of the notes other than on the calculation day will not be reflected in the calculation of the Redemption Amount. To calculate the Redemption Amount, the calculation agent will compare only the Ending Value of the Underlying to the Starting Value. No other levels of the Underlying will be taken into account. As a result, you will only receive the principal amount at maturity even if the level of the Underlying has increased at certain times during the term of the notes before the Underlying decreases to a level that is less than or equal to the Starting Value as of the calculation day.

Our trading, hedging and other business activities may create conflicts of interest with you. We, the Guarantor or one or more of our other affiliates, including MLPF&S, may engage in trading activities related to the Underlying or the securities represented by the Underlying that are not for your account or on your behalf. We, the Guarantor or one or more of our other affiliates, including MLPF&S, also may issue or underwrite other financial instruments with returns based upon the Underlying. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including MLPF&S, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the level of the Underlying or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor or our other affiliates also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to that of the notes offered hereby. We may enter into such hedging arrangements with one of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the notes and the Underlying. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We and our affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the

Guarantor and our other affiliates, including MLPF&S, receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

Trading and hedging activities by us, the Guarantor and any of our other affiliates may affect your return on the notes and their market value. We, the Guarantor or one or more of our other affiliates, including MLPF&S, may buy or sell the securities held by or included in the Underlying, or futures or options contracts on the Underlying or those securities, or other listed or over-the-counter derivative instruments linked to the Underlying or those securities. We, the Guarantor or one or more of our other affiliates, including MLPF&S, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could affect the value of the Underlying in a manner that could be adverse to your investment in the notes. On or before the pricing date, any purchases or sales by us, the Guarantor or our other affiliates, including MLPF&S or others on its behalf (including for the purpose of hedging anticipated exposures), may affect the value of the Underlying. Consequently, the value of the Underlying may change subsequent to the pricing date, adversely affecting the market value of the notes.

We, the Guarantor or one or more of our other affiliates, including MLPF&S, may also engage in hedging activities that could affect the value of the Underlying on the pricing date. In addition, these activities may decrease the market value of your notes prior to maturity, and may affect the amounts to be paid on the notes. We, the Guarantor or one or more of our other affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes and may hold or resell the notes. For example, MLPF&S may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the value of the Underlying, the market value of your notes prior to maturity or the amounts payable on the notes.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the notes and, as such, will make a variety of determinations relating to the notes, including the amounts that will be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a Market Disruption Event (as defined in the accompanying product supplement) has occurred. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise.

The publisher of the S&P 500® Index and the Underlying may adjust the S&P 500® Index or the Underlying in a way that affects its levels, and the publisher has no obligation to consider your interests. The publisher of the S&P 500® Index can add, delete, or substitute the components included in the S&P 500® Index that could change its level. A new security included in the S&P 500® Index may perform significantly better or worse than the replaced security, and the performance will impact the level of the S&P 500® Index. This in turn could impact the level of the SPXT10UE. The publisher of the S&P 500® Index and the Underlying can also make other methodological changes that could change their levels. Additionally, the publisher of the Underlying may alter, discontinue, or suspend calculation or dissemination of the Underlying. Any of these actions could adversely affect the value of your notes. The publisher of the Underlying will have no obligation to consider your interests in calculating or revising the S&P 500® Index or the Underlying.

Notwithstanding that the title of the Underlying includes the phrase “Risk Control,” the Underlying may underperform the S&P 500® Total Return Index and there is no guarantee that the Underlying will achieve the 10% volatility target. Although the title of the Underlying includes the phrase “Risk Control,” the Underlying may decrease significantly more or increase significantly less than the S&P 500® Total Return Index, and the notes are not necessarily less risky than, and will not necessarily have better returns than, notes linked to the S&P 500® Total Return Index. The Underlying dynamically adjusts its notional exposure to the S&P 500® Total Return Index based on observed volatility in an attempt to maintain volatility approximately equal to the target volatility of 10%, subject to a maximum exposure of 150% and a minimum exposure of 0% (as described below under “The Underlying”). This volatility-targeting feature of the Underlying may cause the Underlying to reduce its exposure to the S&P 500® Total Return Index in periods of high volatility, even if the S&P 500® Total Return Index generally is performing positively. If the Underlying’s notional exposure to the S&P 500 Total Return Index is less than 100%, the difference will not be notionally invested and will earn no return. The performance of the Underlying may be negative or less positive than the performance of the S&P 500® Total Return Index during such periods, and therefore the return on the notes may be less, and may be significantly less, than an investment based on the performance of the S&P 500® Total Return Index.

The Underlying is rebalanced at the close of each index calculation day. Due to the method used to determine the Underlying’s exposure to the S&P 500® Total Return Index (as further described in “The Underlying” below), however, there is a lag of two index calculation days between the calculation of exposure to the S&P 500® Total Return Index and the rebalancing of the Underlying in accordance with that calculation. Due to this two-day lag and the fact that volatility can fluctuate significantly during this period, the Underlying will not reflect the most current volatility of the S&P 500® Total Return Index.

In addition, because the exposure of the Underlying to the S&P 500® Total Return Index is subject to a maximum leverage factor of 150%, the Underlying may not be able to fully participate in the appreciation of the S&P 500® Total Return Index during times of low volatility when achieving a volatility target of 10% would require an exposure in excess of 150%. Therefore, there is no guarantee that the Underlying will achieve the 10% volatility target.

The Underlying may be subject to increased volatility due to the use of leverage. The Underlying employs a risk-control strategy that uses mathematical equations to target 10% volatility, as described below under “The Underlying”. When the volatility of the S&P 500® Total Return Index is less than the Underlying’s target volatility of 10%, the Underlying will employ leverage to increase the exposure of the Underlying to the S&P 500® Total Return Index, up to maximum exposure of 150%. When the Underlying is leveraged, any movements in value of the S&P 500® Total Return Index may result in greater changes in the value of the Underlying than if leverage were not used. In particular, the use of leverage will magnify any negative performance of the S&P 500® Total Return Index. For example, if exposure to the S&P 500® Total Return Index is 130%, a 1% decrease in the value of the S&P 500® Total Return Index on such day would cause the Underlying to fall by 1.30%.

The Underlying may be subject to borrowing costs due to the use of leverage, which will reduce the return on the Underlying relative to the S&P 500® Total Return Index. The Underlying employs a risk-control strategy that uses mathematical equations to target 10% volatility, as described below under “The Underlying”. The Underlying may employ leverage to increase the exposure of the Underlying to the S&P 500® Total Return Index. Exposure in excess of 100% (i.e., leverage) is achieved by hypothetically borrowing cash at a rate of overnight U.S. dollar LIBOR, which will reduce any positive return and will increase any negative return relative to the S&P 500® Total Return Index. As leverage increases, borrowing costs increase.

The cost of borrowing is ignored when determining how much money to borrow, even if a prudent investor would choose not to borrow money to invest in the S&P 500® Total Return Index at such time. The cost of borrowing may exceed the return from the S&P 500® Total Return Index if such return decreases or if interest rates increase (or both).

Controlled volatility does not mean the Underlying will have lower volatility than the S&P 500® Total Return Index. The Underlying employs a risk-control strategy that uses mathematical equations to target 10% volatility, as described below under “The Underlying”. However, controlled volatility does not mean that the Underlying will have lower volatility than the S&P 500® Total Return Index. The realized volatility of the S&P 500® Total Return Index may be less than the Underlying’s volatility target of 10% over extended periods of time, in which case the Underlying’s exposure to the S&P 500® Total Return Index will be increased in an attempt to raise the volatility of the Underlying to 10%. In this situation the exposure to the S&P 500® Total Return Index may increase above 100%, meaning that the Underlying would be more volatile than the S&P 500® Total Return Index.

In addition, the Underlying is rebalanced at the close of each index calculation day. Due to the method used to determine the Underlying’s exposure to the S&P 500® Total Return Index (as further described in “The Underlying” below), however, there is a lag of two index calculation days between the calculation of exposure to the S&P 500® Total Return Index and the rebalancing of the Underlying in accordance with that calculation. Due to this two-day lag and the fact that volatility can fluctuate significantly during this period, the Underlying will not reflect the most current volatility of the S&P 500® Total Return Index. This could result in a situation where the volatility of the Underlying is higher than the volatility of the S&P 500® Total Return Index.

Low volatility does not necessarily mean low risk. The Underlying employs a risk-control strategy that uses mathematical equations to target 10% volatility, as described below under “The Underlying”. Even if the Underlying successfully reduces the risk of large fluctuations as compared to the S&P 500® Total Return Index, the level of the S&P 500® Total Return Index, and thus the Underlying, may remain stable or steadily decrease over time.

The Underlying may not outperform the S&P 500® Total Return Index. The Underlying employs a risk-control strategy that uses mathematical equations to target 10% volatility. There is no guarantee that the 10% volatility target will successfully reduce the volatility of the Underlying. If there is a rapid and severe decline in the level of the S&P 500® Total Return Index, the Underlying may not adjust its exposure to the S&P 500® Total Return Index until the Underlying has declined by a substantial amount. In such case the return of the Underlying will be lower than that of the S&P 500® Total Return Index. No assurance can be given that this risk-control strategy will be successful or that the Underlying will outperform the S&P 500® Total Return Index.

There may be overexposure to the S&P 500® Total Return Index in bear markets or underexposure in bull markets. The Underlying is designed to achieve a volatility target of 10% regardless of the direction of price movements in the market. Therefore, in bull markets (when markets are appreciating), if realized volatility is higher than the volatility target, the exposure to the daily return of the S&P 500® Total Return Index will be less than 100%, the Underlying will be exposed to less than the full gains in the S&P 500® Total Return Index and the Underlying will experience lower returns than the S&P 500® Total Return Index. In contrast, if realized volatility is less than the volatility target, in a bear market (when markets are depreciating), the exposure to the daily return of the S&P 500® Total Return Index will be greater than 100%, the Underlying will be exposed to more than 100% of the losses in the S&P 500® Total Return Index and the Underlying will experience lower returns than the S&P 500® Total Return Index.

The Underlying is an excess return index and therefore its performance will reflect borrowing costs. The Underlying is an excess return version of the S&P 500® Total Return Index, meaning that it is designed to measure the return on a hypothetical investment in the S&P 500® Total Return Index that is made with borrowed funds (subject to a risk-control strategy as described below under “The Underlying”). Borrowing costs for these funds are assessed at a rate of overnight U.S. dollar LIBOR. Such borrowing costs will be deducted in calculating the return of the Underlying and therefore will reduce any positive return and will increase any negative return relative to the S&P 500® Total Return Index. Investing in the notes may, therefore, not generate the same return as one would obtain from investing directly in a “total return” version of the Underlying.

The cost of borrowing is ignored when determining how much money to borrow, even if a prudent investor would choose not to borrow money to invest in the S&P 500® Total Return Index at such time. The cost of borrowing may exceed the return from the S&P 500® Total Return Index if such return decreases or if interest rates increase (or both).

The Underlying has limited actual historical information. The Underlying has a launch date of May 13, 2009. Because the Underlying is of recent origin and limited actual historical performance data exists with respect to it, your investment in the notes may involve a greater risk than investing in notes linked to an Underlying with a more established record of performance.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as debt instruments for U.S. federal income tax purposes. Accordingly, you should consider the tax consequences of investing in the notes, aspects of which are uncertain. See the section entitled “U.S. Federal Income Tax Summary.”

You may be required to include income on the notes over their term, even though you will not receive any payments until maturity. The notes will be considered to be issued with original issue discount. You will be required to include income on the notes over their term based upon a comparable yield, even though you will not receive any payments until maturity. You are urged to review the section entitled “U.S. Federal Income Tax Summary” and consult your own tax advisor.

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

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Investors in the notes should review the additional risk factors set forth beginning on page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement and page 7 of the accompanying prospectus prior to making an investment decision.

DESCRIPTION OF THE NOTES

General

The notes will be part of a series of medium-term notes entitled “Medium-Term Notes, Series A” issued under the senior indenture, as amended and supplemented from time to time, among us, the Guarantor and The Bank of New York Mellon Trust Company N.A., as trustee. The senior indenture is more fully described in the prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

Our payment obligations on the notes are fully and unconditionally guaranteed by the Guarantor. The notes will rank equally with all of our other unsecured senior debt from time to time outstanding. The guarantee of the notes will rank equally with all other unsecured senior obligations of the Guarantor. Any payment due on the notes is subject to our credit risk, as issuer, and the credit risk of BAC, as guarantor.

The notes will be issued in denominations of $1,000 and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000.

The notes will not bear interest. Prior to maturity, the notes are not repayable at our option or at your option.

If the scheduled maturity date is not a business day, the payment will be postponed to the next business day, and no interest will be payable as a result of that postponement.

Redemption Amount

At maturity, you will receive the Redemption Amount per $1,000 principal amount of notes, denominated in U.S. dollars, calculated as follows:

•	If the Ending Value is greater than the Starting Value, the Redemption Amount will equal:

•	If the Ending Value is less than or equal to the Starting Value: $1,000.

The “Upside Participation Rate” will be 120%.

Determining the Starting Value and the Ending Value of the Underlying

The “Starting Value” will be the closing level of the Underlying on the pricing date.

The “Ending Value” will be the closing level of the Underlying on the calculation day.

The calculation day is subject to postponement as set forth in the accompanying product supplement, in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days.”

Events of Default and Acceleration

If an Event of Default, as defined in the senior indenture and in the section entitled “Description of Debt Securities—Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “—Redemption Amount,” calculated as though the date of acceleration were the maturity date of the notes and as though the calculation day were the third trading day prior to the date of acceleration. In case of a default in the payment of the notes, the notes will not bear a default interest rate.

THE UNDERLYING

All disclosures contained in this pricing supplement regarding the Underlying, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“SPDJI”), the sponsor of the SPXT10UE, the S&P 500® Total Return Index and The S&P 500® Index. We refer to SPDJI as the “Underlying Sponsor.” The Underlying Sponsor, which licenses the copyright and all other rights to the Underlying, has no obligation to continue to publish, and may discontinue publication of, the Underlying. The consequences of the Underlying Sponsor discontinuing publication of the Underlying are discussed in “Description of the Notes—Discontinuance of an Index” in the accompanying product supplement. None of us, the Guarantor, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Underlying or any successor index.

None of us, the Guarantor, MLPF&S or any of our other affiliates makes any representation to you as to the future performance of the Underlying.

You should make your own investigation into the Underlying.

The S&P 500® Daily Risk Control 10% USD Excess Return Index

The S&P 500® Daily Risk Control 10% USD Excess Return Index (the “SPXT10UE”) is a volatility controlled excess return version of its underlying index, the S&P 500® Total Return Index, meaning that it is designed to measure the return on a hypothetical investment in the S&P 500® Total Return Index that is made with borrowed funds, subject to a risk control strategy that seeks to maintain a 10% volatility level by dynamically adjusting exposure to the S&P 500® Total Return Index on a daily basis. Notwithstanding that the title of the SPXT10UE includes the phrase “Risk Control”, the SPXT10UE may decrease significantly more or increase significantly less than the S&P 500® Total Return Index.

The SPXT10UE’s exposure to the S&P 500® Total Return Index can be greater than, less than or equal to 100%. An exposure greater than 100% of the daily return of the S&P 500® Total Return Index is a leveraged position where the exposure to the S&P 500® Total Return Index is increased by hypothetically borrowing cash (and paying interest on such cash as described below) and investing the proceeds in the S&P 500® Total Return Index. An exposure less than 100% of the daily return of the S&P 500® Total Return Index is a deleveraged position where the exposure to the S&P 500® Total Return Index is decreased by hypothetically selling some of the exposure, which results in a hypothetical cash position. An exposure equal to 100% of the daily return of the S&P 500® Total Return Index has the same daily return as the S&P 500® Total Return Index. Interest cost accrues on the amount of any hypothetical cash loan and interest gain accrues on the amount of any hypothetical cash position. The rate of overnight U.S. dollar LIBOR is used to calculate the interest cost or gain. SPDJI may use other successor interest rates if overnight U.S. dollar LIBOR is unavailable, and a 360-day year is assumed for the interest calculations in accordance with U.S. banking practices.

The “leverage factor” is used to determine whether the exposure to the S&P 500® Total Return Index should be greater than, less than or equal to 100% of the daily return of the S&P 500® Total Return Index. Each index calculation day (“T”), SPDJI calculates the leverage factor for the following index calculation day (“T + 1”) as follows: the volatility target divided by the “realized volatility” (as defined below) for the second preceding index calculation day (“T - 2”), subject to a maximum leverage factor of 150% and a minimum leverage factor of 0%. Although the SPXT10UE is rebalanced at the close of each index calculation day, because of how the leverage factor is calculated, there is a lag of two index calculation days between the calculation of the leverage factor and the rebalancing of the SPXT10UE in accordance with that calculation.

“Realized volatility” is a measurement of risk based on the changes to the historical daily return of the S&P 500® Total Return Index over time, taking into account the borrowing costs of the SPXT10UE as described below. Realized volatility is calculated as the greater of short-term volatility and long-term volatility. Both short-term volatility and long-term volatility are calculated using exponentially weighted moving averages that assign greater importance to more recent changes to the historical daily return through the use of a decay factor that determines the weight of each historical daily return in the calculation of realized volatility. When volatility increases (or decreases), short-term volatility will increase (or decrease) more quickly than long-term volatility. If realized volatility is less than 10%, the leverage factor will be greater than one and the exposure to the daily return of the S&P 500® Total Return Index will be greater than 100%, minus interest costs. If realized volatility is greater than 10%, the leverage factor will be less than one and the exposure to the daily return of the S&P 500® Total Return Index will be less than 100%, plus interest gain. If realized volatility is equal to 10%, the leverage factor will be equal to one and exposure to the daily return of the S&P 500® Total Return Index will be equal to 100% and there will be no interest cost or gain.

Borrowing costs for these funds are generally assessed at a rate of overnight U.S. dollar LIBOR. Thus the return of an excess return index will be equal to that of its underlying index less the associated borrowing costs. The level of the SPXT10UE on an index calculation day (“T”) is equal to the product of (a) the level of the SPXT10UE on the previous index calculation day (“T – 1”) multiplied by (b) (i) the return of the S&P 500® Total Return Index on the index calculation day (“T”) minus (ii) the borrowing costs. The SPXT10UE had a launch date of May 13, 2009, with a base value of 100 as of its base date, December 31, 1990. Additional information is available on the following website: us.spindices.com/indices/strategy/sp-500-daily-risk-control-10-usd-excess-return-index. We are not incorporating by reference the website or any material it includes in this pricing supplement.

The S&P 500® Total Return Index

The S&P 500® Total Return Index is a total return-based calculation of the S&P 500® Index. The S&P 500® Total Return Index represents the total return earned in a portfolio that tracks the S&P 500® Index and reinvests dividend income in the overall index, not in the specific stock paying the dividend. The S&P 500® Total Return Index is built from the price return version of the S&P 500® Index but accounts for daily total dividend returns. The first step is to calculate the total dividend paid on a given day. A total daily dividend amount is calculated as the aggregate of (a) the number of shares of each stock in the S&P 500® Index times (b) the dividend per share paid for such stock. This calculation is performed for each trading day. Ordinary cash dividends are applied on the ex-dividend date in calculating the total return index. The S&P 500® Total Return Index reflects both ordinary and special cash dividends. S&P Dow Jones Indices will generally consider the third consecutive instance of a non-ordinary dividend (in terms of timing, not amount) to be ordinary for index calculation purposes as a third consecutive instance will now be considered to be part of the normal payment pattern established by the company.

The total daily dividend amount calculated above is converted to index points by dividing such amount by the divisor for the price return version of the S&P 500® Index. The daily total return for the S&P 500® Total Return Index is then determined by calculating (a) the sum of (i) the level of the price return version of the S&P 500® Index on that day plus (ii) the index points reflecting the total daily dividend amount on such day divided by (b) the level of the price return version of the S&P 500® Index for the previous day minus (c) one. The daily total return is used to update the S&P 500® Total Return Index level from one day to the next by calculating the product of (a) the level of the S&P 500® Total Return Index from the previous day times (b) the sum of (i) one plus (ii) the daily total return for the given day.

Additional information is available on the following website: us.spindices.com/indices/equity/sp-500. We are not incorporating by reference the website or any material it includes in this pricing supplement.

The S&P 500® Index

The S&P 500® Index includes a representative sample of 500 companies in leading industries of the U.S. economy. The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Eleven main groups of companies constitute the S&P 500® Index, with the approximate percentage of the market capitalization of the S&P 500® Index included in each group as of August 31, 2018 indicated in parentheses: Information Technology (26.5%); Health Care (14.6%); Financials (13.8%); Consumer Discretionary (12.9%); Industrials (9.6%); Consumer Staples (6.7%); Energy (5.9%); Utilities (2.8%); Real Estate (2.7%); Materials (2.5%) and Telecommunication Services (1.9%). SPDJI may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve its objectives.

Effective March 10, 2017, company additions to the S&P 500® Index must have an unadjusted company market capitalization of $6.1 billion or more (an increase from the previous requirement of an unadjusted company market capitalization of $5.3 billion or more).

SPDJI calculates the S&P 500® Index by reference to the prices of the constituent stocks of the S&P 500® Index without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the S&P 500® Index constituent stocks and received the dividends paid on those stocks. Additional information is available on the following websites: us.spindices.com/indices/equity/sp-500 and spdji.com. We are not incorporating by reference the websites or any material they include in this pricing supplement.

Computation of the S&P 500® Index

While SPDJI currently employs the following methodology to calculate the S&P 500® Index, no assurance can be given that SPDJI will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the S&P 500® Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, SPDJI began shifting the S&P 500® Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500® Index to full float adjustment on September 16, 2005. SPDJI’s criteria for selecting stocks for the S&P 500® Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index.

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the S&P 500® Index. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, SPDJI would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, SPDJI would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the S&P 500® Index. Constituents of the S&P 500® Index prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the S&P 500® Index. If a constituent company of the Index reorganizes into a multiple share class line structure, that company will remain in the S&P 500® Index at the discretion of the S&P Index Committee in order to minimize turnover.

The S&P 500® Index is calculated using a base-weighted aggregate methodology. The level of the S&P 500® Index reflects the total market value of all component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it serves as a link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index, and do not require index divisor adjustments.

To prevent the level of the S&P 500® Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P 500® Index remains constant and does not reflect the corporate actions of individual companies in the S&P 500® Index. Index divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index closing level.

Changes in a company’s shares outstanding and IWF due to its acquisition of another public company are made as soon as reasonably possible. At SPDJI’s discretion, de minimis merger and acquisition share changes are accumulated and implemented with the quarterly share rebalancing.

All other changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September, and December.

Changes in a company’s total shares outstanding of 5% or more due to public offerings are made as soon as reasonably possible. Other changes of 5% or more (for example, due to tender offers, Dutch auctions, voluntary exchange offers, company stock repurchases, private placements, acquisitions of private companies or non-index companies that do not trade on a major exchange, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, at-the-market stock offerings or other recapitalizations) are made weekly, and are generally announced on Fridays for implementation after the close of trading the following Friday (one week later). If a 5% or more share change causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case-by-case basis.

Historical Performance of the Underlying

The following graph sets forth the daily historical performance of the SPXT10UE in the period from May 13, 2009 (the date the Underlying was launched) through September 17, 2018. This historical data on the SPXT10UE is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the level of the SPXT10UE during any period set forth below is not an indication that the level of the SPXT10UE is more or less likely to increase or decrease at any time over the term of the notes. The hypothetical Starting Value of the SPXT10UE is 207.587, which was the closing level of the SPXT10UE on September 17, 2018 (the actual Starting Value will be determined on the pricing date).

Before investing in the notes, you should consult publicly available sources for the levels of the SPXT10UE.

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®,” “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by our affiliate, MLPF&S. The SPXT10UE is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by MLPF&S.

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the SPXT10UE to track general market performance. S&P Dow Jones Indices’ only relationship to MLPF&S with respect to the SPXT10UE is the licensing of the SPXT10UE and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The SPXT10UE is determined, composed and calculated by S&P Dow Jones Indices without regard to us, MLPF&S, or the notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of MLPF&S or holders of the notes into consideration in determining, composing or calculating the SPXT10UE. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the SPXT10UE will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the SPXT10UE. It is possible that this trading activity will affect the value of the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE SPXT10UE OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, BAC, MLPF&S, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPXT10UE OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND MLPF&S, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF MLPF&S AND CONFLICTS OF INTEREST

MLPF&S, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We expect to deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as in effect as of the date of this document, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this preliminary pricing supplement, less the indicated underwriting discount. MLPF&S will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

MLPF&S and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus, for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

No Prospectus (as defined in Directive 2003/71/EC, as amended (the “Prospectus Directive”)) will be prepared in connection with these notes. Accordingly, these notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of these notes who subsequently sells any of these notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Underlying. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlying, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-6 above and “Supplemental Use of Proceeds” on page PS-16 of the accompanying product supplement.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. In addition, any reference to “Morrison & Foerster LLP” in the aforementioned tax discussions in the accompanying prospectus and prospectus supplement should be read as a reference to “Sidley Austin LLP.” This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by Bank of America Corporation for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to Bank of America Corporation unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This discussion does not address the tax consequences applicable to holders subject to Section 451(b) of the Code. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as debt instruments for U.S. federal income tax purposes and as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” The balance of this discussion assumes that this characterization is proper and will be respected.

U.S. Holders

If the notes are properly characterized as contingent payment debt instruments for U.S. federal income tax purposes, such notes generally will be subject to U.S. Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Debt Securities Subject to Contingences” in the accompanying prospectus, a U.S. Holder will be required to report Original Issue Discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the notes. A U.S. Holder of the notes generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

The following table is based upon a hypothetical projected payment schedule (including a hypothetical Redemption Amount) and a hypothetical comparable yield equal to 3.6790% per annum (compounded semi-annually). The hypothetical comparable yield is our current estimate of the comparable yield based upon market conditions as of the date of this preliminary pricing supplement. It has been determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the notes as if the notes had been issued on September 28, 2018 and were scheduled to mature on September 28, 2023. This tax accrual table is based upon a hypothetical projected payment schedule per $1,000.00 principal amount of the notes, which would consist of a single payment of

$1,200.0689 at maturity. The following table is for illustrative purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be. The actual “projected payment schedule” will be completed on the pricing date, and included in the final pricing supplement.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 principal amount of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 principal amount of the Notes)
September 28, 2018 through December 31, 2018	$9.5041	$9.5041
January 1, 2019 through December 31, 2019	$37.5863	$47.0904
January 1, 2020 through December 31, 2020	$38.8767	$85.9671
January 1, 2021 through December 31, 2021	$40.3202	$126.2873
January 1, 2022 through December 31, 2022	$41.8173	$168.1046
January 1, 2023 through September 28, 2023	$31.9643	$200.0689

Hypothetical Projected Redemption Amount = $1,200.0689 per note.

Upon a sale, exchange, retirement, or other disposition of the notes, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized and that holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes generally will equal the cost of the notes, increased by the amount of OID previously accrued by the holder for the notes. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes, except that the following disclosure supplements the discussion in the prospectus.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes, if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on our determination that the notes are not delta one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying Stock or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlying Stock or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.